UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                           Form 12b-25

               NOTIFICATION OF LATE FILING

(Check One): XX Form 10-K __Form 20-F __Form 11-K __Form 10-Q __Form
N-SAR

          For Period Ended:   02/28/01
          ___Transition Report on Form 10-K
          ___Transition Report on Form 20-F
          ___Transition Report on Form 11-K
          ___Transition Report on Form 10-Q
          ___Transition Report on Form N-SAR
          For the Transition Period Ended:
_________________ _________________________________________________
Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
___________________________________________________________________

PART 1 REGISTRANT INFORMATION
Full Name of Registrant: Wyoming Oil & Minerals, Inc.
Former Name if Applicable:
Address of Principal Executive Office:  330 S. Center, Suite 419
City State and Zip Code:           Casper, WY 82601

PART 11 RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate)
     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expenses:
   X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)
     Accountant and Auditor cannot provide complete figures by the filing deadline; extension enables Registrant to report accurate figures.

PART IV OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:
     J.C. Bradely        (307)          234-9638
         (Name)             (Area Code)    (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).
                                        X Yes     No
(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                        X Yes        No
                    Wyoming Oil & Minerals, Inc.
               (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 13, 2001      By   J.C. Bradley

INSTRUCTION: The form may be signed by an executive officer of the registrant
or by any duly authorized representative.   The name and title of the person
signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                         ATTENTION
     Intentional misstatements or omissions of the fact constitute Federal Crime Violation (See 18 U.S.C. 1001).

                    GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of the form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.